Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip Delivers Record $10.4 Billion Gross Bookings for FY26 Amidst Tough Macro-Environment

National, May 19, 2026 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full year ended March 31, 2026 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q4 FY26 & Full Year FY26

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Gross Bookings for full year FY26 grew by 10.4% YoY in constant currency(2) and reached an all-time high of $10.4 billion in a year when travel sentiment was adversely impacted by multiple external events.
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While Revenue for the full year FY26 grew by 10.7% YoY in constant currency(2), the company saw stronger growth in Adjusted Margin(1) across segments with Air Ticketing growing 13.4%, Hotels and Packages growing 15.7%, Bus Ticketing growing 29.3% and Others growing 37.1% YoY in constant currency(2).
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Results from Operating Activities for full Year FY26 was $156.0 million registering a 30.1% growth YOY.
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Our focus on AI initiatives
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The AI-powered travel assistant ‘Myra’ is now capable of taking a traveller from initial search to confirmed, paid booking, within a single conversational interface, and entirely by voice if desired.
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Myra engaged in over 54,000 daily conversations in Q4 FY26, with over 45% of usage now coming from Tier-2 and smaller cities.
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Myra is also driving meaningful efficiency gains post-booking, autonomously resolving approximately 55% of queries across Flights and Hotels in Q4 FY26.

	Q4 FY26 ($ Million)	Q4 FY25 ($ Million)	YoY Change (Constant Currency)[2]	FY26 ($ Million)	FY25 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,550.5	2,553.1	4.8%	10,390.8	9,803.1	10.4%
Revenue as per IFRS	250.1	245.5	6.7%	1,044.0	978.3	10.7%
Adjusted Margin[1]
Air Ticketing	99.3	94.2	10.7%	407.1	373.1	13.4%
Hotels and Packages	115.9	109.6	11.5%	476.8	429.5	15.7%
Bus Ticketing	41.1	36.5	17.1%	163.9	131.0	29.3%
Others	25.4	20.9	27.1%	94.9	72.0	37.1%
Results from Operating Activities	40.3	31.2		156.0	119.9
Adjusted Operating Profit[1] (also referred to as Adjusted EBIT)[3]	46.5	44.7		188.8	167.3

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

We surpassed our annual Gross Bookings milestone of USD 10 billion and strengthened our position as the travel platform of choice. Despite a challenging market environment, it is encouraging to see double-digit, year-on-year growth in Adjusted Margins in constant currency across all our major verticals. This performance was led by Bus Ticketing at 29%+, followed by Hotels and Packages at 15%+, and Air Ticketing with 13%+. With the breadth of travel and ancillary services provided on our platform, the ‘Others’ category is making a tangible impact with an impressive 37% y-o-y growth.

Our focus on enhancing our AI capabilities is beginning to show results and shape how consumers experience the platform. Myra is unlocking first-time users from Tier-2 cities and beyond and resolving over 55% post-booking queries across Flights and Hotels in Q4 FY26.

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (AOP) is commonly referred to among investors and analysts in India as Adjusted EBIT.